United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AMBASSADORS GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

023177108

(CUSIP Number)

Jeffrey D. Thomas
Ambassadors Group, Inc.
2001 South Flint Road
Spokane,  Washington  99224
509-568-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023177108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

THOMAS JEFFREY D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

a.	☐
b.	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power

983,634

8.	Shared Voting Power

0

9.	Sole Dispositive Power

983,634

10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

983,634 1

(1)
Excludes 78,276 shares of Common Stock and 145,795 options to purchase Common Stock owned by the Reporting Person’s spouse, Margaret M. Thomas.  The Reporting Person disclaims ownership over the Common Stock and options to purchase Common Stock held by the Reporting Person’s spouse, Margaret M. Thomas.

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row 11

5.54% as of December 20, 2012

14.	Type of Reporting Person (See Instructions)

IN

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed with the Securities and Exchange Commission (the “Commission”) on behalf of Jeffrey D. Thomas (the “Reporting Person”) relating to shares of common stock, par value $0.01 per share (“Common Stock”) of Ambassadors Group, Inc., a Delaware corporation (the “Company”). This Amendment modifies the original Schedule 13D filed on behalf of the Reporting Person with the Commission on February 10, 2009, as amended by Amendment No. 1 filed on January 24, 2011, as amended by Amendment No. 2 filed on February 27, 2012, as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:

The 983,634 shares of the Common Stock of the Company beneficially owned by the Reporting Person includes 304,741 shares of Common Stock acquired pursuant to (1) the Company’s 2001 and 2009 Equity Participation Plans (collectively, the “Plan”), and (2) 678,893 options to purchase Common Stock issued under the Plan owned by the Reportable Person.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

a.
State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

The Reporting Person is the beneficial owner of an aggregate of 983,634, or 5.54%, of the total outstanding shares of Common Stock as of December 20, 2012.

b.
For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

The Reporting Person holds sole power to vote and dispose of 983,634 shares of Common Stock beneficially owned by the Reporting Person.

c.
Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
December 20, 2012	Acquired 31,278 shares of restricted common stock from the Company1	$0.00
December 20, 2012	Acquired 88,750 options to purchase common stock from the Company1	$0.00
November 13, 2012	Forfeiture of 11,980 shares of common stock for payment of taxes2	$4.47

1	See Form 4 Statement of Changes in Beneficial Ownership filed on December 21, 2012 by the Reporting Person.

2	See Form 4 Statement of Changes in Beneficial Ownership filed on November 14, 2012 by the Reporting Person.

d.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

e.	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety to read as follows:

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2013
Date

/s/ Jeffrey D. Thomas

Signature

Jeffrey D. Thomas Ambassadors Group, Inc.
President and Chief Executive Officer
Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)